UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-17311

Government Trust 2-A

(Exact name of registrant as specified in its charter)

J.P. Morgan Trust Company, N.A. (formerly Bank One Trust Company, N.A.), Trustee

227 West Monroe Street

Suite 2600

Chicago, Illinois 60606

312-267-5071

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.00% Current Coupon Certificates

(Title of each class of securities covered by this Form)

Government Trust 2-A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate* or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

* The duty to file reports was eligible to have been terminated November 15, 1991.

Pursuant to the requirements of the Securities Exchange Act of 1934, Government Trust 2-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Government Trust 2-A By: J.P. Morgan Trust Company, N.A., Trustee

Dated: September 2, 2005	By:	/s/ Vanessa F. Williams
	Name:	Vanessa F. Williams
	Title:	Trust Officer